UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G

	Under the Securities Exchange Act of 1934

	Genuine Parts Co.

	Common

	372460105

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  372460105 13G

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SunTrust Banks, Inc. as Parent Holding Company for:  SunTrust
Banks of Florida, Inc.; SunTrust Banks of Tennessee, Inc.;
SunTrust Banks of Georgia, Inc.; Mid-Atlantic Bank; SunTrust Delaware Trust Company and in various fiduciary capacities.
 58-1575035
---------------------------------------------------------------2.
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(A)______
(B)______
-------------------------------------------------------------------
3.	SEC USE ONLY
-------------------------------------------------------------------
4.	CITIZENSHIP OR PLACE OR ORGANIZATION

Georgia
-------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER

SHARES			7,212,217

---------------------------------------------------
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY			694,580
---------------------------------------------------
EACH			7.	SOLE DISPOSITIVE POWER

REPORTING			7,565,133
---------------------------------------------------
PERSON		8.	SHARED DISPOSITIVE POWER

WITH				1,212,390
-------------------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,910,718
-------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
-------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.57%
-------------------------------------------------------------------
12.	TYPE OF REPORTING PERSON*

HC and BK

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G
	UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a) Name of Issuer:
------------------------
Genuine Parts Co.

Item 1(b) Address of Issuer's Principal Executive Offices:
---------------------------------------------------------
2999 Circle 75 Parkway
Atlanta, Georgia  30339

Item 2(a) Name of Person Filing:
-------------------------------
SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks of Florida, Inc.; SunTrust Banks of Tennessee, Inc.; SunTrust Banks of Georgia, Inc.; Mid-Atlantic Bank; SunTrust Delaware Trust
Company and in various fiduciary capacities.

Item 2)b) Address of Principal Business Office(s):
-------------------------------------------------
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

Item 2(c) Citizenship:
---------------------
SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of Florida, Inc. is a Florida corporation; SunTrust Banks of Tennessee, Inc. is a Tennessee corporation; SunTrust Banks of Georgia, Inc. is a Georgia corporation; Mid-Atlantic Bank is a Virginia corporation; SunTrust Delaware Trust Company is a Delaware corporation.

Item 2(d) Title of Class of Securities:
--------------------------------------
Common Stock

Item 2(e) CUSIP Number:
----------------------
372460105

Item 3 Type of Person:
---------------------
(b)	Bank as defined in section 3(a)(6) of the Act.
(g)	Parent Holding company, in accordance with para. 240,13d-
1(1)(ii))H).

Item 4 Ownership:
----------------
Amount beneficially owned:	9,910,718

(b)	Percent of Class:	5.57%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	7,212,217

(ii)	Shared power to vote or to direct the vote:	694,580

(iii)Sole power to dispose or to direct the
disposition of:						7,565,133

(iv)	Shared power to dispose or to direct the
disposition of:						1,212,390


Item 5 Ownership of Five Percent of Less of Class:
-------------------------------------------------
Not Applicable

Item 6 Ownership of More than 5 Percent of Behalf of Another
Person:
-------------------------------------------------------------------
See Exhibit B

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding
Company:
-------------------------------------------------------------------
See Item 2 and Exhibit C

Item 8 Identification and Classification of Members of the Group:
----------------------------------------------------------------
Not Applicable

Item 9 Notice of Dissolution of Group:
-------------------------------------
Not Applicable

Item 10 Certification:
---------------------
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Signature:
---------
After reasonable inquiry an to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
-----
February 10, 2000

SunTrust Banks, Inc.

By	/s/ Cynthia S. Walker
Assistant Vice President
STI Trust and Investment Operations, Inc. as agent for
SunTrust Banks, Inc.


	EXHIBIT A

The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities.
 SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.


	EXHIBIT B


Various co-trustees share the power to direct subsidiaries of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.


	EXHIBIT C


     				Sole		Shared	Sole		    Shared
      			Voting	Voting	Power to	   Power to
Name of Person Filing	    	    Power	    Power	   Dispose	     Dispose
-----------------------------------------------------------------
SunTrust Banks of Georgia, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank, Atlanta	6,179,140	642,997	6,345,640	1,102,014
and in Various Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

SunTrust Bank, Middle Georgia, 	41,243	-0-	40,756	487
N.A. and in Various Fiduciary
Capacities
606 Cherry Street
Macon, Georgia  31201

SunTrust Bank, West Georgia,	162,621	-0-	21,983	-0-
N.A. and in Various Fiduciary
Capacities
1246 First Avenue
Columbus, Georgia  31901

SunTrust Bank, Northeast Georgia,	1,138	750	1,370	750
N.A. and in Various Fiduciary
Capacities
101 North Lumpkin Street
Athens, Georgia  30613

SunTrust Bank, Southeast Georgia,	1,550	-0-	-0-	-0-
N.A. and in Various Fiduciary
Capacities
510 Gloucester Street
Brunswick, Georgia  31520

SunTrust Bank, South Georgia,	12,457	-0-	-0-	12,457
N.A. and in Various Fiduciary
Capacities
410 West Broad
Albany, Georgia  31701







SunTrust Bank, Northwest Georgia,	25,616	-0-	25,616	-0-
N.A. and in Various Fiduciary
Capacities
100 East Second Avenue
Rome, Georgia  30161

SunTrust Banks of Florida, Inc.
as Parent Holding Company for:
-------------------------------
STI Capital Management, N.A.	82,200	-0-	468,200	-0-
200 South Orange Avenue
Orlando, Florida  32801

SunTrust Bank, Central Florida, 	4,562	-0-	7,042	-0-
N.A. and in Various Fiduciary
Capacities
200 South Orange
Orlando, Florida  32801

SunTrust Bank, South Florida,	151,016	-0-	150,816	200
N.A. and in Various Fiduciary
Capacities
501 E. Las Olas Blvd.
Fort Lauderdale, Florida  33301

SunTrust Bank, Nature Coast	600	-0-	450	-0-
and in Various Fiduciary
Capacities
One East Jefferson Street
Brooksville, Florida  34601

SunTrust Bank, Miami, N.A.	4,800	-0-	4,800	-0-
and in Various Fiduciary
Capacities
777 Brickell Avenue
Miami, Florida  33031

SunTrust Bank, Gulf Coast	4,243	-0-	2,625	1,618
and in Various Fiduciary
Capacities
1777 Main Street
Sarasota, Florida  34236


SunTrust Bank, East Central 	150	-0-	150	-0-
Florida and in Various Fiduciary Capacities
120 S. Ridgewood Avenue
Daytona Beach, Florida  32114

SunTrust Bank, Southwest Florida	1,905	-0-	1,400	-0-
and in Various Fiduciary
Capacities
12730 New Brittany Blvd.
Fort Myers, Florida  33907

SunTrust Bank, North Florida, N.A.	21,200	-0-	21,200	-0-
and in Various Fiduciary Capacities
200 W. Forsyth Street
Jacksonville, Florida  32202

SunTrust Banks of Tennessee, Inc.
Parent Holding Company for:
---------------------------------
SunTrust Bank, Nashville, N.A.	10,597	-0-	9,585	1,012
and in Various Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37244

SunTrust Bank, Chattanooga, N.A.	8,749	2,025	4,962	5,812
and in Various Fiduciary Capacities
P.O. Box 1638
Chattanooga, Tennessee  37401

SunTrust Banks, Inc.
-------------------
Mid-Atlantic Bank	62,704	48,808	22,812	88,040
919 East Main Street
P.O. Box 26665
Richmond, Virginia  23261-2665

SunTrust Delaware Trust Company	435,726	-0-	435,726	-0-
And in various fiduciary capacities
1011 Centre Road Suite 205
Wilmington, Delaware  19805

Shares Beneficially Owned	9,910,718


SunTrust Bank, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

February 10, 2000

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Genuine Parts Co
Common Stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,


/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

cc:	Genuine Parts Company
New York Stock Exchange






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